ANNUAL
REPORT

Acasti Pharma


COLT
CAPRE®
PHASE II
PHOSPHOLIPIDS
HYPERTRIGLYCERIDEMIA
DHA
OMEGA-3
EPA
TRIALS
FOOD
DRUG MEDICAL
PRESCRIPTION
PHASE III PUFA
COMPANY TRIGLYCERIDES
BIOPHARMACEUTICAL
TRIFECTA ONEMIA®
PHARMACOKINETIC
KRILL
HDL
ACASTI
DYSLIPIDEMIA
DOUBLE
BLIND
OPEN
LABEL
INTELLECTUAL PROPERTY
FDA

2014

Table of Contents

Corporate Profile

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill-oil based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, referred to as dyslipidemia.

The Company is advancing its product portfolio, by targeting the prescription drug and medical food markets. Currently, Acasti has a prescription drug candidate, CaPre®, as well as a sole medical food, Onemia®, that is being commercialized. Both products are drawn from a highly purified omega-3 phospholipid concentrate derived from krill oil.

CaPre® is being developed to help prevent and treat cardiometabolic disorders, including hypertriglyceridemia, a condition which is characterized by abnormally high levels of triglycerides in the bloodstream. Onemia® contains lower levels of phospholipids, EPA and DHA, content than CaPre® and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Acasti is a subsidiary of Neptune Technologies and Bioressources (Neptune). It has an exclusive royalty-prepaid license from Neptune to research and develop new pharmaceutical ingredients for cardiovascular applications.

Learn More

To learn more about Acasti, visit the Company's website at acastipharma.com. Here you will find business and product information along with investor material, including annual reports, quarterly reports and press releases.

Message to Shareholders

Over the past year, we continued to strengthen our business, and focus our efforts on moving closer to securing regulatory approval for our investigational new drug candidate, CaPre®. We actively advanced our research and clinical development program, secured a manufacturing agreement for CaPre® clinical material, successfully completed a major financing and defended and strengthened our intellectual property. These successes are a testimony to our commitment to lay the groundwork for future growth and create sustained shareholder value. Let's take a closer look at our achievements.

Advancing our Clinical Trials

We made important progress in our research and clinical development program for CaPre®, most importantly our Phase II clinical trials. The trials, which are being conducted under Health Canada, include an open label (COLT) study and a double blind (TRIFECTA) trial. Both are designed to evaluate the safety and efficacy of CaPre® on patients with hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. Obtaining regulatory approval of CaPre® requires that safety is confirmed and it is shown to be effective at reducing triglycerides at a level that would medically benefit the patient.

In August 2013, we announced positive COLT trial results, showing CaPre® to be safe and effective in reducing triglyceride levels in patients with hypertriglyceridemia. Triglyceride lowering activity was seen at all doses tested, including a mean triglyceride decrease of 15.4% from baseline at four weeks and a 21.6% reduction at 8 weeks with a 4.0 gram daily dose of CaPre®. The efficacy of CaPre® at all doses in reducing triglycerides and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage levels in order to better manage patients' medical needs.

In addition to lowering triglycerides, CaPre® also had a positive impact on cholesterol markers, including HDL (good cholesterol) and non-HDL, and no significant deleterious effect on LDL (bad cholesterol). If this lipid efficacy is maintained throughout our clinical trials, it could be a key differentiator from omega-3 prescription drugs currently on the market.

With this considerable achievement, we are moving forward with our other Phase II study, the TRIFECTA trial. On top of this, we are implementing our pivotal US strategy to conduct a pharmacokinetic (PK) trial and a Phase III clinical study of CaPre® in the United States. This is a critical and decisive next step in our drug development program to secure regulatory approval to distribute and market CaPre® as a prescription drug in the U.S.

In January 2014, we announced that the US Food and Drug Administration (FDA) gave clearance to Acasti to initiate its PK trial, having found no objections with the study design, protocol, or safety profile of CaPre®. The study will evaluate blood profiles and bioavailability of CaPre® on 42 healthy volunteers. Quintiles, the world's largest provider of biopharmaceutical development and commercial outsourcing services, has been engaged to conduct the trial. Results are expected to be available in the third quarter of calendar 2014.

Concurrently with the PK trial, the Corporation is corresponding with the FDA and has responded to their recommendations regarding Acasti's upcoming Investigational New Drug (IND) filing for a pivotal phase III clinical trial of CaPre® in the US. The FDA has invited Acasti to formally request an end of Phase II/pre Phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking a buy-in and final response from the FDA. Acasti intends to do this as soon as TRIFECTA trial results are available.

Positioning Onemia as a Product of Choice
We continued to position our medical food, Onemia®, as a product of choice in a multimillion-dollar market targeting the clinical dietary management of cardiometabolic disorders. Although the development of CaPre® remains our principal focus, the ongoing success of Onemia® is helping to partially finance our research and development program, along with administrative and commercialization costs, which collectively represent Acasti's principal expenditures. Sales of Onemia™ totalled $0.5 million for the year ending February 28, 2014, accounting for all of Acasti's revenues. A detailed review of our financial results can be found in the accompanying Financial Statements and Management Discussion and Analysis.

To date, Onemia® has been very well received by physicians and we have obtained encouraging testimony regarding its efficacy. In addition, we continue to explore the benefit of combining Onemia® with a statin treatment. Non-clinical activities have been undertaken in order to determine whether or not Onemia® should be added to a statin treatment. The non-clinical data accumulated showed that it would be worthwhile to explore in humans what was observed in animals, that is Onemia® may benefit patients taking statins dealing with complex and hard to manage lipid profiles.

Securing Our Future
We secured a manufacturing agreement with a world leader in natural based specialty chemicals for the manufacturing of CaPre® clinical material. Specialized krill oil raw material will first be produced by Neptune or a North American company using Neptune's proprietary production process. It will then be sent to the specialty chemicals manufacturer for further processing, including purification and formulation into CaPre® under current Good Manufacturing Practices (cGMP) guidelines. These agreements will ensure sufficient quantities of CaPre® for our PK and Phase III clinical trials.

We also secured our financial foundation by completing a major financing, a US$23 million public offering, along with a CAD$2.15 million private placement in the fourth quarter of fiscal year 2014. These funds provide us with the necessary cash to carry out our contemplated clinical and nonclinical research of CaPre®.

Strong, Broad and Valuable Patent Estate
We successfully expanded and defended our intellectual property (IP). Together, with our exclusive royalty free technology license agreement with Neptune, we have a comprehensive IP estate, including patents covering composition of matter, method of use and the extraction process. In November 2013, Acasti was awarded a composition of matter patent by the United States Patent and Trademark Office (USPTO) that potentially provides protection beyond 2028, so we have a very long life to our patent estate.

Together with Neptune, we are committed to defending this fundamental asset and our efforts have paid off. In April 2014 Acasti and Neptune announced the successful conclusion of all outstanding litigation issues relating to the US International Trade Commission's (ITC) investigation into infringement of Neptune's composition of matter patents. Favourable agreements with all ten Respondents named in the investigation were reached. These settlements maintain IP protection for Acasti and furthermore protect its market as no licensing agreements were signed giving the right to manufacture products in the pharmaceutical field. Furthermore, they represent a significant victory for Acasti and Neptune and clearly reflect the strength, value and validity of our collective IP estate. They also are a clear validation of our IP procurement and enforcement strategy.

Focused on Long-Term growth
We remain confident in our future and are committed to creating sustained shareholder value by further positioning Acasti as a leader in pharmaceutical grade omega-3 phospholipids. To date, we have seen promising results for CaPre®. There remain a number of important milestones ahead before we can submit a new drug application to the

FDA for CaPre®. But, with the encouraging results we have seen to date, along with a strong team, a solid balance sheet and a firm drive to succeed, we are well positioned to seize the opportunities before us. Market participants, including the American Heart Association, have estimated that one-third of the US population has elevated levels of triglycerides, so there is significant potential if CaPre® is eventually approved. The differentiated benefits of omega-3 phospholipids for pharmaceutical applications are getting better understood and CaPre® has the potential to make a real difference in cardiovascular care for people worldwide. As these benefits become increasingly known, we are confident that it will create value for our shareholders.

In closing, we would like to thank our employees for their dedication, our members of the Board for their active and valued guidance, and you, our shareholders, for your continued support of the company and trust in leadership. We will focus on repaying your confidence in our direction by ensuring we continue to build shareholder value through strong leadership and performance.

/s/ Dr. Ronald Denis	*/s/ Xavier Harland*
Dr. Ronald Denis	**Xavier Harland**
Chairman of the Board	Chief Financial Officer

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 28, 2014 AND 2013

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 28, 2014 AND 2013

Introduction

This management's discussion and analysis ("MD&A") is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. ("Acasti" or the "Corporation") as at February 28, 2014 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. ("Neptune"), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on May 21, 2014, must be read in conjunction with the Corporation's financial statements for the years ended February 28, 2014 and 2013. The Corporation's financial statements were prepared in accordance with International Financing Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The Corporation's financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol "APO". In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol "ACST".

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

- Acasti's ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
- Acasti's ability to commercialize its products and product candidate;
- Acasti's ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti's ability to retain a third-party to manufacture CaPre® under good manufacturing practice ("GMP") standards;
- Acasti's ability to obtain and maintain regulatory approval of CaPre®; and
- Acasti's expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading "Risk Factors", many of which are beyond the Corporation's control, that could cause the Corporation's actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

- whether current and future clinical trials by the Corporation will be successful;
- whether CaPre® and Onemia® can be successfully commercialized;
- the Corporation's history of net losses and inability to achieve profitability;
- the Corporation's reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;
- the Corporation's reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
- the Corporation's ability to manage future growth effectively;
- the Corporation's ability to further achieve profitability;
- the Corporation's ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
- the Corporation's ability to gain acceptance of its products in its markets;
- the Corporation's ability to attract, hire and retain key management and scientific personnel;
- the Corporation's ability to achieve its publicly announced milestones on time;
- the Corporation's ability to successfully defend any product liability lawsuits that may be brought against it;
- intense competition from other companies in the pharmaceutical and medical food industries; and
- the Corporation's ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation's business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti's prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL). Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with moderate to severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The COLT trial was completed during the second quarter of the current fiscal year and the TRIFECTA trial is ongoing. Based on the positive results of the COLT trial, Acasti has filed an investigational new drug (IND) submission to the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S. Acasti intends to amend its application used for the PK trial to request authorization to also conduct a Phase III clinical trial to investigate the safety and efficacy profile of CaPre® under the guidelines and rules of the FDA.

Onemia®, Acasti's commercialized product, has been marketed in the United States since 2011 as a "medical food". Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune's intellectual property portfolio related to cardiovascular pharmaceutical applications (the "License Agreement"). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties' payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients ("APIs") into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the year ended February 28, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period's highlights.

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the **"TRIFECTA trial"**, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the "COLT trial", a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment of mild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. During the three month period ended November 30, 2013, Acasti filed an IND submission with the FDA for a PK trial. The PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers. Acasti's clinical trials' have continued and progressed during the year ended February 28, 2014.

COLT Trial

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a triglycerides reduction of 23.3%, corresponding to a statistically significant mean improvement of 16.2% over the 7.1% reduction achieved in the standard of care group. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed a 22.0% triglycerides reduction, corresponding to a statistically significant mean improvement of 14.8% over the 7.1% reduction achieved in the standard of care group. In addition, after 8 weeks of treatment, statistically significant mean improvements in non-High-density lipoprotein cholesterol (non-HDL-C) and glycated hemoglobin (HbA1c) and trends of improvement in total cholesterol and HDL-C in patients treated with 4.0g of CaPre® over the standard of care, as well as a statistically significant treatment effect on HDL-C for all combined doses care were observed. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients' medical needs.

On May 1, 2014, Acasti announced that it will be presenting the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.

TRIFECTA Trial

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

The number of targeted patients evaluable as per protocol has been reached. Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. The secondary objectives of evaluating if statistically significant efficacy was reached in patient populations with mild to moderate and severe hypertriglyceridemia will also be assessed separately. Based on patient information currently available, the Corporation does not expect the sample size to be large enough to conclude on the efficacy of CaPre on severe hypertriglyceridemia. Based on literature, Acasti does not expect the FDA to request efficacy data on patients with severe

hypertriglyceridemia before granting permission to conduct a phase III trial. Acasti believes the trial will be completed before the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined.

PK Trial
The PK trial, a first step in Acasti's U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®. The PK trial total treatment duration will be over a 30-day period and will involve the enrollment of approximately 42 healthy subjects. On January 9, 2014, Acasti has announced that the FDA has allowed the Corporation to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world's largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial.

Concurrently, Acasti is in communication with FDA and has responded to its recommendations regarding its IND filing for its pivotal phase 3 clinical trial of CaPre® in the US. The FDA has invited Acasti to formally request an end of phase II/pre phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking a buy-in and final response from the FDA. Acasti intends to do this as soon as TRIFECTA trial results are available.

Onemia®
During the year ended February 28, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti's research and development projects while establishing Acasti's omega-3 phospholipids product credentials.

More Business Update
Also during the year ended February 28, 2014, Neptune and Acasti announced on or around September 26, 2013, the conclusion of a settlement with Rimfrost USA, LLC (Rimfrost); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the "Settling Olympic Respondents") resolving the U.S. International Trade Commission's (ITC) investigation related to infringement of Neptune's composition of matter patents by the Settling Olympic Respondents. The investigation was instituted earlier this year in March 2013 by Neptune and Acasti in a complaint filed with the ITC. On December 17, 2013 Neptune and Acasti also announced the conclusion of a settlement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA (collectively the "Settling Aker Respondents") resolving the ITC investigation related to infringement of Neptune's composition of matter patents by the Settling Aker Respondents. On December 18, 2013, Neptune and Acasti announced that the Administrative Law Judge presiding over the pending ITC investigation involving Neptune and Acasti; and Enzymotec Ltd., and Enzymotec USA, Inc. (collectively the "Enzymotec Respondents") granted the parties' joint motions to stay the ITC proceedings for thirty days. On or around April 27, 2014, Neptune, Acasti and Enzymotec announced the conclusion of a settlement with the Enzymotec Respondents resolving the ITC investigation related to infringement of Neptune's composition of matter patents by the Settling Enzymotec Respondents. As of April 27, 2014, all the respondents in the ITC investigation had settled with Neptune and Acasti, and the court will proceed shortly with the closing of the file.

On November 5, 2013, Acasti announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors.

On November 26, 2013, Acasti commenced an underwritten public offering of units of Acasti. On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Public Offering Units) at a price of US$1.25 per Unit for total gross proceeds of US$23,000, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Neptune acquired US$741 of Public Offering Units in the offering. On February 7, 2014, Acasti announced the closing of a private a placement financing for total gross proceeds of $2,150 for 1,616,542 units of Acasti (Private Placement Units) at $1.33 per Private Placement Unit, each Private Placement Unit consisting of one Classe A Shares (Common shares) and one Common Share purchase warrant (Private Placement Warrant). Each Private Placement Warrant entitles the holder to purchase one Common Share (Private Placement Warrant Common Share) at an exercise price of

$1.60 per Private Placement Warrant Common Share, subject to adjustment, at any time until December 3, 2018. Following the offering and private placement, Neptune owned 51,942,183 Common Shares of the Corporation, representing approximately 49.1% of the Common Shares issued and outstanding. Acasti intends to allocate the proceeds from the offerings as follows: (i) approximately US$1,000 to complete its TRIFECTA trial; (ii) approximately US$2,000 to initiate and complete its PK trial; (iii) approximately US$8,000 to initiate and complete a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately US$5,000 to initiate and complete its proposed DART and CARCINO nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

On December 19, 2013, Acasti announced the appointment of Jerald J. Wenker as special advisor to its Board of Directors. Mr. Wenker has also accepted the nomination for election to serve on the Corporation's Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval.

Basis of presentation of the financial statements

The Corporation's current assets as at February 28, 2014 include cash and short-term investments for an amount of $23,701, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation also has trade and other receivables of $919, receivable from a corporation under common control of $50, receivable from parent corporation of $47, tax credits receivable for an amount of $134, inventories of $261 and prepaid expenses of $703 as at February 28, 2014. The Corporation's liabilities at February 28, 2014 are comprised primarily of amounts due creditors for $1,171 as well as derivative warrant liabilities of $11,181, which represents the fair value as of February 28, 2014, of the warrants issued to the Corporation's public offering participants. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014. The fair value of the Warrants will be revaluated at each reporting date. Changes in the fair value of the Warrants are recognized in finance costs. The Warrants forming part of the Units are derivative liabilities ("Derivative warrant liabilities") for accounting purposes due to the currency of the exercise price being different from the Corporation's functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, issuance of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation's control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended February 28,		Years ended		
	2014	2013	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$
Revenue from sales	201	49	501	724	10
Adjusted EBITDA(1)	(977)	(1,373)	(5,584)	(4,397)	(4,524)
Net loss and comprehensive loss	(2,553)	(1,952)	(11,612)	(6,892)	(6,501)
Basic and diluted loss per share	(0.02)	(0.03)	(0.14)	(0.09)	(0.10)
Total assets	45,632	12,170	45,632	12,170	15,729
Working capital(2)	24,646	3,413	24,646	3,413	7,597
Total non-current financial liabilities	11,181	-	11,181	-	-
Total equity	33,280	9,724	33,280	9,724	14,469
Book value per Class A share(3)	0.31	0.13	0.31	0.13	0.20

(1) The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements, a reconciliation to the Corporation's net loss is presented below.
(2) The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.
(3) The book value per share is presented for information purposes only and is obtained by dividing the shareholders' equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting interest income. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

	Three-month periods ended February,		Years ended		
	2014	2013	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$
Net loss	(2,553)	(1,952)	(11,612)	(6,892)	(6,501)
Add (deduct)					
Finance costs	1,073	1	1,626	3	9
Interest Income	(7)	(12)	(32)	(47)	(43)
Depreciation and amortization	435	166	1,774	665	668
Stock-based compensation	838	453	3,442	1,917	1,321
Foreign exchange (gain) loss	(763)	(29)	(782)	(43)	22
Adjusted EBITDA	(977)	(1,373)	(5,584)	(4,397)	(4,524)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2014

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,965)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

Fiscal year ended February 28, 2013

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1) The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements, a reconciliation to the Corporation's net loss is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2014 AND 2013

Revenues

The Corporation generated revenues from sales of $201 from the commercialization of Onemia®, its medical food product, during the three-month period ended February 28, 2014. The Corporation generated revenue from sales of $49 during the corresponding period in 2013.

The Corporation generated revenues from sales of $501 from the commercialization of Onemia®, its medical food product, during the year ended February 28, 2014, a decrease of $223 form the revenues of $724 generated during corresponding period of 2013. The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2014 amounted to $77 or 38%, slightly below the Corporation's target range for its gross profit margin, being 40 to 60%. The Corporation realized a gross profit of $12 or 24% during the three-month period ended February 28, 2013.

The gross profit for the year ended February 28, 2014 amounted to $209 or 42%, which is in the Corporation's target range for its gross profit margin. The Corporation realized a gross profit of $318 or 44% during the year ended February 28, 2013.

The gross margin for the year ended February 28, 2014 was in lower range of the Corporation's target range for its profit margin because of the increased cost of raw material the Corporation incurred following Neptune's interruption of production.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the Three-month periods and years ended February 28, 2014 and 2013

General and administrative expenses	Three-month periods ended February 28,		Years ended February 28,	
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	323	158	990	912
Stock-based compensation	641	327	2,841	1,462
Professional fees	98	231	492	527
Royalties	-	173	228	450
Amortization and depreciation	435	166	1,774	665
Sales and marketing	2	11	16	131
Investor relations	54	4	188	31
Rent	25	9	100	54
Other	36	8	83	57
TOTAL	1,614	1,087	6,712	4,289

Research and development expenses	Three-month periods ended February 28,		Years ended February 28,	
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	54	163	457	684
Stock-based compensation	197	126	601	455
Contracts	503	816	3,081	2,030
Regulatory expenses	32	1	141	68
Professional fees	35	6	214	67
Other	11	18	73	75
Tax credits	(118)	(212)	(270)	(370)
TOTAL	714	918	4,297	3,009

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $396 for the three-month period ended February 28, 2014 to $(977) compared to $(1,373) for the three-month period ended February 28, 2013, mainly due to the decrease in general and administrative and research and development expenses before consideration of stock-based compensation and amortization and depreciation as well as to an increase in gross profit. The decrease in general and administrative expenses is mainly attributable to decreases in professional fees and royalties, offset by an increase in salaries and benefit. The decrease in research and development expenses is mainly attributable to decreases in salaries and benefits and contract expenses related to the Corporation's clinical trials and regulatory expenses.

Adjusted EBITDA decreased by $1,187 for the year ended February 28, 2014 to $(5,584) compared to $(4,397) for the year ended February 28, 2013, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and amortization and depreciation, and decrease in gross profit. The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation's clinical trials.

Net Loss

The Corporation realized a net loss for the three-month period ended February 28, 2014 of $2,553 or $0.02 per share compared to a net loss of $1,952 or $0.03 per share for the three-month period ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation's license asset as a result of the prepayment agreement with Neptune, stock-based compensation expenses, related to the grant of stock options and restricted share units, and finance costs related to the Corporation's financing closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

The Corporation realized a net loss for the year ended February 28, 2014 of $11,612 or $0.14 per share compared to a net loss of $6,892 or $0.09 per share for the year ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation's license asset as a result of the prepayment agreement with Neptune, stock based compensation expenses, related to the grant of stock options and restricted share units, and finance costs related to the Corporation's financing closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows:

	February 28, 2014	February 28, 2013
Class A shares, voting, participating and without par value	105,862,179	73,107,538
Stock options granted and outstanding	4,911,000	5,216,250
Restricted Shares Units granted and outstanding	775,001	-
Series 4 warrants exercisable at $0.25 until October 8, 2013	-	5,432,350
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Seires 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	-
Series 9 warrants exercisable at $1.60, until December 3, 2018	1,616,542	-
Total fully diluted shares	132,314,722	84,506,138

CASH FLOWS AND FINANCIAL CONDITION BETWEEN THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2014 AND 2013

Operating Activities

During the three-month periods ended February 28, 2014 and 2013, the Corporation's operating activities generated a decrease in liquidity of $4,616 and an increase of $60, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended February 28, 2014 amounted to an decrease of $3,654 and is mainly due to increases in trade and other receivables ($447), in prepaid expenses ($377), as well as to decreases in trade and other payables ($428), in payable to parent corporation ($2,490) in royalties payable to parent corporation ($337), principally offset by decreases in tax credit receivable ($352) and inventories ($119). The net changes in non-cash operating working capital items for the three-month period ended February 28, 2013, amounted to an increase of $1,427 and is mainly due to decreases in trade and other receivables ($670) and tax credits receivable ($310) as well as increases in payable to parent corporation ($378) and royalties payable to parent corporation ($198), principally offset by a decrease in trade and other payables ($189).

During the years ended February 28, 2014 and 2013, the Corporation's operating activities generated decreases in liquidity of $6,697 and $2,549, respectively, consisting of the net loss incurred for the year adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the year ended February 28, 2014 amounted to a decrease of $1,127 and is mainly due to increases in trade and other receivables ($469) and prepaid expenses ($687) as well as to decreases in payable to parent corporation ($417) and royalties payable to parent corporation ($134), principally offset by a decrease in tax credits receivables ($201) and an increase in trade and other payables. The net changes in non-cash operating working capital items for the year ended February 28, 2013, amounted to an increase of $1,836 and is mainly due to decreases in tax credit receivable ($255) and inventories ($377) as well as decreases in payable to parent corporation ($996) and royalties payable to parent corporation ($480), principally offset by an increase in trade and other payables ($289).

Investing Activities

During the three-month periods ended February 28, 2014 and 2013, the Corporation's investing activities generated an decrease in liquidities of $22,202 and an increase in liquidities of $168, respectively. The decrease in liquidity generated by investing activities during the three-month period ended February 28, 2014 is mainly due to the acquisition of short-term investments of $22,396, principally offset by the maturity of short-term investments of $250. The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investment of $250, offset by the acquisition of intangible assets of $83.

During the years ended February 28, 2014 and 2013, the Corporation's investing activities generated a decrease in liquidities of $19,446 and an increase in liquidities of $1,899, respectively. The decrease in liquidity generated by investing activities during the year ended February 28, 2014 is mainly due to the acquisition of short-term investments of $25,396, principally offset by the maturity of short-term investments of $6,000. The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investment of $2,000, offset by the acquisition of intangible assets of $103.

Financing Activities
During the three-month periods ended February 28, 2014 and 2013, the Corporation's financing activities generated increases in liquidities of $24,023 and $185, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $185.

During the years ended February 28, 2014 and 2013, the Corporation's financing activities generated increases in liquidities of $24,963 and $227, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953, net proceeds from a private placement of $2,068 and proceeds from exercise of warrants and options of $972. The increase in liquidities generated from financing activity during the years ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $229.

Overall, as a result, the Corporation's cash decreased by $521 and decreased by $393, respectively, for the years ended February 28, 2014 and 2013. Total liquidities as at February 28, 2014, comprised of cash and short-term investments, amounted to $23,701. See basis of presentation for additional discussion of the Corporation's financial condition.

To date, the Corporation has financed its operations primarily through public offering and private placement of common shares, proceeds from the exercise of rights, options and warrants, as well as research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products. As a result of proceeds received from the public offering of 18,400,000 Public Offering Units of Acasti, the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

Financial Position

The following table details the significant changes to the statements of financial position as at February 28, 2014 compared to February 28, 2013:

Accounts	Increase (Decrease)	Comments
Cash	(521)	See cash flow statement
Short-term investments	19,446	Acquisition of short-term investments with proceeds from public offering
Trade and other receivables	469	Slow receivables payment
Tax credits receivable	(201)	Tax credit reimbursement received
Prepaid expenses	687	Increases in advance payments
Intangible assets	13,485	Acquisition of royalty free license
Trade and other payables	464	Increase in amount owed related to research contracts and finance costs
Payable to parent corporation	(1,211)	Reimbursement of amounts owed to parent corporation
Royalties payable to parent corporation	(529)	Adjustment for royalty prepayment and payment of royalties owed
Derivative warrant liabilities	(11,181)	Warrants issued in public offering

License Agreement

The Corporation was initially committed under the License Agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti's gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50; year 3 - $200; year 4 - $225 (initially $300, but reduced to $225 following Acasti's abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 - $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties' payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130. The prepayment and accrued royalties have been paid through the issuance of 6,750,000 Class A shares of Acasti, issued at a price of $2.30 per share, totalling $15,525, on July 12, 2013, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement and following the Corporation's disinterested shareholders and TSX Venture Exchange approvals. The Corporation no longer has royalty payment commitment under the License Agreement.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. As of February 28, 2014, the Corporation's liabilities are $12,352, of which $1,171 is due within twelve months and $11,181 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

A summary of Acasti's contractual obligations at February 28, 2014 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	1,171	1,171	-	-	-
Research and development contracts	1,351	1,351	-	-	-
Total	2,522	2,522	-	-	-

Significant commitments as of February 28, 2014 include:

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,171, of which an amount of $3,559 has been paid to date. As at February 28, 2014, an amount of $261 is included in "Trade and other payables" in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $1,812 during the year ended February 28, 2014 ($1,038 for administrative costs, $546 for research and development costs and 228 for royalties) and $2,072 during the year ended February 28, 2013 ($943 for administrative costs, $678 for research and development costs and $450 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation. See note 5 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under "Financial Position".

Subsequent events

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti. Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract. As of the date of this MD&A no agreement has been reached and an estimate of its financial effect cannot be made.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates are based on the management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement derivative warrant liabilities (note 11 to the financial statements) and of stock-based compensation (note 14 to the financial statements). Also, the management uses judgment to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets

The carrying value of the Corporation's license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities

The warrants forming part of the Units issued from the current year's public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation's functional currency. The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation's uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with the estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation

The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune's contribution to the Corporation.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Recently Adopted Accounting Policies

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB: IFRS 13, Fair Value Measurement, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The application of the IFRS 13 did not have a material impact on the financial statements.

Future Accounting change

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements. IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Changes in Internal Control over Financial Reporting

In compliance with the Canadian Securities Administrators' National Instrument 52-109, we have filed certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures
The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

- material information relating to the Corporation has been made known to them; and
- information required to be disclosed in the Corporation's filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective as of February 28, 2014.

Internal controls over financial reporting
The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 28, 2014, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (1992 Framework).

Changes in internal controls over financial reporting
No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended February 28, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Financial Instruments

Credit Risk
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation's credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2014, the Corporation has eight trade debtors (seven in 2013). Most sales' payment terms are set in accordance with industry practice. One customer represents 100% (one customer represented 97% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation's low credit loss experience will continue.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and 2013 were as follows:

		2014		2013
Current	$	196	$	-
Past due 0-30 days		-		-
Past due 31-120 days		24		175
Past due 121-180 days		178		3
Trade receivables		398		178
Less allowance for doubtful accounts		(3)		(3)
	$	395	$	175

The allowance for doubtful accounts is for customer accounts over 121 days past due. There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2014.

Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation's revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Corporation's significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014	February 28, 2013
	US$	US$
Cash	361	685
Short-term investments	15,505	–
Trade and other receivables	398	178
Trade and other payables	(260)	(82)
	16,004	781

The following exchange rates are those applicable to the following periods and dates:

		February 28, 2014		February 28, 2013
	Average	Reporting	Average	Reporting
US$ per CAD	1.0466	1.1074	1.0098	1.0314

Based on the Corporation's foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28, 2014	February 28, 2013
	US$	US$
Increase in net profit	806	39

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation's exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2014 and 2013:

					February 28, 2014
Required payments per year	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 1,171	$ 1,171	$ 1,171	$ -	$ -

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

					February 28, 2013
Required payments per year	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 707	$ 707	$ 707	$ -	$ -
Payable to parent corporation	1,210	1,210	1,210	-	-
Royalties payable to parent corporation	529	529	529	-	-
	$ 2,446	$ 2,446	$ 2,446	$ -	$ -

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the years ended February 28, 2014 and 2013 and this MD&A should be read in conjunction with all of the Corporation and Neptune's public filings with securities regulatory authorities. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading "Risk Factors" in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation's business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is "Quality Management Program" certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at May 21, 2014, the total number of Class A shares of the Corporation issued and outstanding was 105,862,179. The Corporation also has 4,911,000 stock options, 775,001 restricted shares units, 20,766,542 Series 6, 7, 8 & 9 warrants outstanding.

Financial Statements of

ACASTI PHARMA INC.

Years ended February 28, 2014 and 2013

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 28, 2014 and 2013, the statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 28, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP*

May 21, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

ACASTI PHARMA INC.

Statements of Financial Position
February 28, 2014 and 2013

	February 28, 2014	February 28, 2013
Assets		
Current assets:		
Cash	$ 675,490	$ 1,196,568
Short-term investments (note 17 (e))	23,025,951	3,588,227
Trade and other receivables (note 4)	919,371	450,838
Receivable from corporation under common control	49,658	49,658
Receivable from parent corporation	47,140	–
Tax credits receivable (note 6)	134,120	335,501
Inventories (note 7)	261,431	222,125
Prepaid expenses	703,497	16,691
	25,816,658	5,859,608
Equipment (note 8)	38,941	19,278
Intangible assets (note 9)	19,776,204	6,291,162
Total assets	$ 45,631,803	$ 12,170,048
Liabilities and Equity		
Current liabilities:		
Trade and other payables (note 10)	$ 1,170,828	$ 706,883
Payable to parent corporation (note 5 (c))	–	1,210,604
Royalties payable to parent corporation (note 18)	–	528,885
	1,170,828	2,446,372
Derivative warrant liabilities (note 11 (d))	11,181,475	–
Total liabilities	12,352,303	2,446,372
Equity:		
Share capital (note 11 (a))	61,027,307	28,922,710
Warrants (note 11 (d))	406,687	406,687
Contributed surplus	3,501,587	438,711
Deficit	(31,656,081)	(20,044,432)
Total equity	33,279,500	9,723,676
Commitments (note 18)		
Subsequent event (note 22)		
Total liabilities and equity	$ 45,631,803	$ 12,170,048

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Dr. Ronald Denis

Dr. Ronald Denis
Chairman of the Board

/s/ Valier Boivin

Valier Boivin
Director

ACASTI PHARMA INC.

Statements of Earnings and Comprehensive Loss
Years ended February 28, 2014 and 2013

	February 28, 2014	February, 28 2013
Revenue from sales	$ 500,875	$ 724,196
Cost of sales (note 7)	(291,853)	(406,371)
Gross profit	209,022	317,825
General and administrative expenses	(6,711,533)	(4,288,542)
Research and development expenses, net of tax credits of $269,591 (2013 - $370,259)	(4,297,195)	(3,009,016)
Results from operating activities	(10,799,706)	(6,979,733)
Finance income (note 13)	32,256	47,241
Finance costs (note 13)	(1,625,785)	(2,685)
Foreign exchange gain	781,586	42,817
Net finance (cost) income	(811,943)	87,373
Net loss and total comprehensive loss for the year	$ (11,611,649)	$ (6,892,360)
Basic and diluted loss per share (note 15)	$ (0.14)	$ (0.09)
Weighted average number of shares outstanding (note 15)	84,368,933	72,754,436

See accompanying notes to financial statements

ACASTI PHARMA INC.

Statements of Changes in Equity
Years ended February 28, 2014 and 2013

	Share capital				
	Number	Dollar	Warrants	Contributed surplus	Deficit	Total
Balance, February 28, 2013	73,107,538	$ 28,922,710	$ 406,687	$ 438,711	$ (20,044,432)	$ 9,723,676
Net loss and total comprehensive loss for the year	–	–	–	–	(11,611,649)	(11,611,649)
	73,107,538	28,922,710	406,687	438,711	(31,656,081)	(1,887,973)
Transactions with owners, recorded directly in equity						
Contributions by and distributions to owners						
Public offering (note 11(b))	18,400,000	12,396,535	–	–	–	12,396,535
Private placement (note 11 (c))	1,616,542	2,067,605	–	–	–	2,067,605
Issuance of shares on royalty prepayment (note 18)	6,750,000	15,496,000	–	–	–	15,496,000
Share-based payment transactions (note 14)	–	–	–	3,441,719	–	3,441,719
Warrants exercised (note 11 (d))	5,432,350	1,358,088	–	–	–	1,358,088
Share options exercised (note 14)	296,500	492,289	–	(84,763)	–	407,526
RSUs released (note 14)	259,249	294,080	–	(294,080)	–	–
Total contributions by and distributions to owners	32,754,641	32,104,597	–	3,062,876	–	35,167,473
Balance at February 28, 2014	105,862,179	$ 61,027,307	$ 406,687	$ 3,501,587	$ (31,656,081)	$ 33,279,500
Balance, February 29, 2012	72,636,888	$ 28,614,550	$ 313,315	$ (1,306,451)	$ (13,152,072)	$ 14,469,342
Net loss and total comprehensive loss for the year	–	–	–	–	(6,892,360)	(6,892,360)
	72,636,888	28,614,550	313,315	(1,306,451)	(20,044,432)	7,576,982
Transactions with owners, recorded directly in equity						
Contributions by and distributions to owners						
Share-based payment transactions (note 14)	–	–	93,372	1,823,845	–	1,917,217
Warrants exercised (note 11(d))	353,150	88,289	–	–	–	88,289
Share options exercised (note 14)	117,500	219,871	–	(78,683)	–	141,188
Total contributions by and distributions to owners	470,650	308,160	93,372	1,745,162	–	2,146,694
Balance at February 28, 2013	73,107,538	$ 28,922,710	$ 406,687	$ 438,711	$ (20,044,432)	$ 9,723,676

See accompanying notes to financial statements.

ACASTI PHARMA INC.

Statements of Cash Flows
Years ended February 28, 2014 and 2013

		February 28, 2014		February 28, 2013
Cash flows used in operating activities:				
Net loss for the year	$	(11,611,649)	$	(6,892,360)
Adjustments:				
Depreciation of equipment		5,337		7,886
Amortization of intangible asset		1,768,500		657,144
Stock-based compensation		3,441,719		1,917,217
Net finance cost (income)		811,943		(87,373)
Realized foreign exchange (loss) gain		(92,944)		12,669
		(5,677,094)		(4,384,817)
Changes in non-cash operating working capital items:				
Trade and other receivables		(468,533)		(8,120)
Receivable from parent corporation		(47,140)		–
Tax credits receivable		201,381		254,901
Inventories		(39,306)		377,331
Prepaid expenses		(686,806)		24,959
Trade and other payables		463,945		(288,779)
Payable to parent corporation		(417,167)		995,832
Royalties payable to parent corporation		(133,817)		479,801
		(1,127,443)		1,835,925
Net cash used in operating activities		(6,804,537)		(2,548,892)
Cash flows from (used in) investing activities:				
Interest received		98,132		1,778
Acquisition of equipment		(25,000)		–
Acquisition of intangible assets		(123,610)		(103,068)
Acquisition of short-term investments		(25,395,800)		–
Maturity of short-term investments		6,000,000		2,000,000
Net cash (used in) from investing activities		(19,446,278)		1,898,710
Cash flows from financing activities:				
Net proceeds from public offering (note 11 (b))		21,953,200		–
Net proceeds from private placement (note 11 (c))		2,067,605		–
Proceeds from exercise of warrants and options		972,177		229,477
Share issue costs (note 18)		(29,000)		–
Interest paid		(975)		(2,685)
Net cash from financing activities		24,963,007		226,792
Foreign exchange gain on cash held in foreign currencies		766,730		30,148
Net decrease in cash		(521,078)		(393,242)
Cash, beginning of year		1,196,568		1,589,810
Cash, end of year	$	675,490	$	1,196,568
Supplemental cash flow disclosure:				
Non-cash transactions:				
Issuance of common shares (note 18)	$	15,525,000	$	–
Royalties settled through issuance of shares (note 18)		395,068		–
Acquisition of intangible asset (note 18)		15,129,932		–
Exercise of warrants by Neptune applied against payable		793,437		–

See accompanying notes to financial statements.

ACASTI PHARMA INC.

Notes to Financial Statements
Years ended February 28, 2014 and 2013

1. **Reporting entity**

Acasti Pharma Inc. (the "Corporation") is incorporated under the *Business Corporations Act* (Québec) (formerly Part 1A of the *Companies Act* (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. ("Neptune") (the Corporation, the parent and NeuroBioPharm Inc., a sister corporation, collectively referred to as the "group").

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune's intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation's control.

2. **Basis of preparation**

(a) Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial statements were authorized for issue by the Board of Directors on May 21, 2014.

(b) Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

- Stock-based compensation which is initially measured at fair value as detailed in Note 3(f) (ii); and,
- Derivative warrant liabilities measured at fair value on a recurring basis (note 11(b)).

(c) Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation's functional currency.

(d) Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

- Identification of triggering events indicating that the intangible assets might be impaired (Note 3 (e) (ii)).

2. Basis of preparation (continued):

(d) Use of estimates and judgments (continued):

- The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Measurement of derivative warrant liabilities (Note 11 (b)) and stock-based compensation (Note 14).
- Allocation of shared costs amongst the Neptune group companies (Note 5).

Also, management uses judgment to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3. Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a) Financial instruments:

(i) Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, short-term investments, and receivables with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation's cash management are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

(ii) Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payables to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3. Significant accounting policies (continued):

(a) Financial instruments (continued):

(iii) Share capital:

Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Corporation's option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv) Compound financial instruments:

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v) Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi) Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized in equity.

(b) Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials is based on the weighted-average cost method. The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

3. Significant accounting policies (continued):

(c) Equipment:

(i) Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within "other income or expenses" in profit or loss.

(ii) Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(iii) Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

3. Significant accounting policies (continued):

(d) Intangible assets:

(i) Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting years presented, the Corporation has not capitalized any development expenditure.

(ii) Other intangible assets:

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

(iii) Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3. Significant accounting policies (continued):

(d) Intangible assets (continued):

(iv) Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

Assets	Period
License	8 to 14 years
Patents	20 years

(e) Impairment:

(i) Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets:

The carrying amounts of the Corporation's non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

3. Significant accounting policies (continued):

(e) Impairment (continued):

(ii) Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").

The Corporation's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(f) Employee benefits:

(i) Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii) Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group. The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

3. Significant accounting policies (continued):

(f) Employee benefits (continued):

(iii) Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(g) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i) Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii) Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(h) Revenue:

(i) Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii) Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(i) Government grants:

Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

3. Significant accounting policies (continued):

(i) Government grants (continued):

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j) Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the year in which they are incurred.

(k) Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l) Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(m) Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

3. Significant accounting policies (continued):

(m) Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS") data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, rights and share options granted to employees.

(o) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses. The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases. The majority of the Corporation's assets are located in Canada.

(p) Changes in accounting policies:

Accounting changes in 2014:

(i) Fair value measurement:

IFRS 13, *Fair Value Measurement*, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The application of the IFRS 13 did not have a material impact on the financial statements.

Future accounting changes:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements.

(i) Financial instruments:

IFRS 9, *Financial Instruments*, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 *Financial Instruments* (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

4. Trade and other receivables:

		February 28, 2014	February 28, 2013
Trade receivables	$	395,128	$ 175,420
Sales taxes receivable		524,243	92,213
Accrued and other receivables		–	183,205
	$	919,371	$ 450,838

The Corporation's exposure to credit and currency risks related to trade and other receivables is presented in Note 17.

5. Related parties:

(a) Administrative and research and development expenses:

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

		February 28, 2014	February 28, 2013
Administrative costs	$	1,037,766	$ 943,264
Research and development costs, before tax credits		545,908	678,439
Royalties (note 18)		228,219	450,342
	$	1,811,893	$ 2,072,045

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune. As at February 28, 2014, an amount of $320,349 is included in prepaid expenses relating to these charges (nil in 2013).

(b) Revenue from sales:

The Corporation recognized sales to Neptune in the amount of nil during the year ended February 28, 2014 ($41,000 in 2013). These transactions are in the normal course of operations.

(c) Payables to parent corporation:

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

(d) Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation (3% in 2013).

5. Related parties (continued):

(d) Key management personnel compensation (continued):

Key management personnel compensation includes the following for the years ended February 28, 2014 and 2013:

		February 28, 2014		February 28, 2013
Short-term employee benefits	$	630,569	$	806,596
Share-based compensation costs		2,439,254		1,504,471
	$	3,069,823	$	2,311,067

6. Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$	11,000
2030		40,000
2031		45,000
2032		431,000
2033		442,000
2034		440,000
	$	1,409,000

7. Inventories:

		February 28, 2014		February 28, 2013
Raw materials	$	39,753	$	44,772
Work in progress		219,593		1,033
Finished goods		2,085		176,320
	$	261,431	$	222,125

For the year ended February 28, 2014, the cost of sales of $291,853 ($406,371 in 2013) was comprised of inventory costs of $284,410 ($391,821 in 2013) which consisted of raw materials, changes in work in progress and finished goods, and other costs of $7,443 ($14,550 in 2013).

8. Equipment:

	Furniture and office equipment	Computer equipment	Deposit on equipment	Total
Cost:				
Balance at February 29, 2012 and February 28, 2013	$ 58,706	$ 3,691	$ –	$ 62,397
Additions	–	–	25,000	25,000
Balance at February 28, 2014	58,706	3,691	25,000	87,397
Accumulated depreciation:				
Balance at February 29, 2012	32,781	2,452	–	35,233
Depreciation for the year	6,952	934	–	7,886
Balance at February 28, 2013	39,733	3,386	–	43,119
Depreciation for the year	5,032	305	–	5,337
Balance at February 28, 2014	$ 44,765	$ 3,691	$ –	$ 48,456
Net carrying amounts:				
February 28, 2013	$ 18,973	$ 305	$ –	$ 19,278
February 28, 2014	13,941	–	25,000	38,941

Depreciation expense for the years ended February 28, 2014 and February 28, 2013 has been recorded in "general and administrative expenses" in the statements of earnings and comprehensive loss.

9. Intangible assets:

	Patents	License	Total
Cost:			
Balance at February 29, 2012	$ –	$ 9,200,000	$ 9,200,000
Additions	103,068	–	103,068
Balance at February 28, 2013	103,068	9,200,000	9,303,068
Additions (note 18)	123,610	15,129,932	15,253,542
Balance at February 28, 2014	226,678	24,329,932	24,556,610
Accumulated amortization:			
Balance at February 29, 2012	–	2,354,762	2,354,762
Amortization for the year	–	657,144	657,144
Balance at February 28, 2013	–	3,011,906	3,011,906
Amortization for the year	906	1,767,594	1,768,500
Balance at February 28, 2014	$ 906	$ 4,779,500	$ 4,780,406
Net carrying amounts:			
February 28, 2013	$ 103,068	$ 6,188,094	$ 6,291,162
February 28, 2014	225,772	19,550,432	19,776,204

Amortization expense for the years ended February 28, 2014 and February 28, 2013 has been recorded in "general and administrative expenses" in the statements of earnings and comprehensive loss.

10. Trade and other payables:

	February 28, 2014	February 28, 2013
Trade payables	$ 319,683	$ 325,115
Accrued liabilities and other payables	613,526	160,572
Employee salaries and benefits payable	237,619	221,196
	$ 1,170,828	$ 706,883

The Corporation's exposure to currency and liquidity risks related to trade and other payables is presented in Note 17.

11. Capital and other components of equity

(a) Share capital:

Authorized capital stock:

Unlimited number of shares:

- Class A shares, voting (one vote per share), participating and without par value
- Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.[1]
- Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.[1]
- Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder's discretion, subject to certain conditions.[1]

[1] None issued and outstanding

	Class A shares (classified as equity)	
	Number outstanding	Amount
Balance February 28, 2014	105,862,179	$61,027,307
Balance February 28, 2013	73,107,538	28,922,710

11. Capital and other components of equity (continued):

(b) Public offering:

On December 3, 2013, the Corporation closed a public offering issuing 18,400,000 units of Acasti ("Units") at a price of US$1.25 per Unit for gross proceeds of $24,492,700 (US$23,000,000). Each Unit consists of one Class A share and one Common Share purchase warrant ("Warrant") of Acasti. Each Warrant entitles the holder to purchase one Class A share at an exercise price of US$1.50, subject to adjustment, at any time until December 3, 2018.

The Warrants forming part of the Units are derivative liabilities ("Derivative warrant liabilities") for accounting purposes due to the currency of the exercise price being different from the Corporation's functional currency. The proceeds of the offering are required to be split between the Derivative warrant liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative warrant liabilities at the time of issuance was determined to be $10,674,045 and the residual of the proceeds was allocated to the Class A share. Total issue costs related to this transaction amounted to $2,539,500. The issue costs have been allocated between the Warrants and Class A shares based on relative value. The portion allocated to the Warrants was recognized in finance costs whereas the portion allocated to Class A shares was recognized as a reduction to share capital.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 28, 2014	December 3, 2013
Exercise price	US$1.50	US$1.50
Share price	$1.27	$1.23
Dividend	–	–
Risk-free interest	1.41%	1.40%
Estimated life	4.76 years	5.00 years
Expected volatility	66.47%	67.62%

The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014. Changes in the fair value of the Warrants are recognized in finance costs.

(c) Private placement 2014:

On February 7, 2014, the Corporation closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 1,616,542 Units at $1.33 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant ("Warrant") of Acasti. Each Warrant entitles the holder to purchase one Class A share at an exercise price of $1.60, subject to adjustment, at any time until December 3, 2018. The Class A shares and Warrants are equity-classified for accounting purposes. The proceeds were allocated to Share Capital. Total issue costs related to this transaction amounted to $82,395 and were recognized as a reduction to share capital.

11. Capital and other components of equity (continued):

(d) Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2014 and February 28, 2013:

	February 28, 2014		February 28, 2013	
	Number outstanding	Amount	Number outstanding	Amount
Liability				
Series 8 Public offering warrants 2014 (b)	18,400,000	$ 11,181,475	–	$ –
	18,400,000	11,181,475	–	–
Equity				
Series 4 warrants	–	–	5,432,350	–
Private placement warrants				
Series 9 Private placement warrants 2014 (c)	1,616,542	–	–	–
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	2,366,542	$ 406,687	6,182,350	$ 406,687

- Series 4 allowed the holder to purchase one Class A share for $0.25 per share until October 8, 2013. During the year ended February 28, 2014, 5,432,350 warrants (353,150 in 2013) have been exercised for a total consideration of $1,358,088 ($88,289 in 2013).
- Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.
- Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants). The Corporation recognized an expense of nil for this grant for the year ended February 28, 2014 ($93,372 in 2013).

12. Personnel expenses:

	February 28, 2014	February 28, 2013
Salaries and other short-term employee benefits	$ 1,368,141	$ 1,486,391
Share-based compensation	3,423,243	1,871,224
	$ 4,791,384	$ 3,357,615

Share-based compensation does not include $18,476 (2013 - $45,993) of compensation to consultants.

13. Finance income and finance costs:

(a) Finance income:

	February 28, 2014	February 28, 2013
Interest income	$ 32,256	$ 47,241

(b) Finance costs:

	February 28, 2014	February 28, 2013
Interest charges	$ (975)	$ (2,685)
Warrants issue cost (Note 11 (b))	(1,117,380)	-
Change in fair value of Derivative warrant liabilities (Note 11 (b))	(507,430)	-
	$ (1,625,785)	$ (2,685)

14. Share-based payments:

At February 28, 2014, the Corporation has the following share-based payment arrangements:

(a) Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the group. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued is 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On June 27, 2013, the Corporation's shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders' approval. The terms and conditions for acquiring and exercising options are set by the Corporation's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

		Year ended February 28, 2014			Year ended February 28, 2013	
		Weighted average exercise price	Number of options		Weighted average exercise price	Number or options
Outstanding at beginning of year	$	1.55	5,216,250	$	1.15	3,347,500
Granted		2.23	297,500		2.14	2,350,000
Exercised		1.37	(296,500)		1.20	(117,500)
Forfeited		2.06	(306,250)		1.80	(363,750)
Outstanding at end of year	$	1.57	4,911,000	$	1.55	5,216,250
Exercisable at end of year	$	1.39	3,412,165	$	1.14	2,421,832

				2014
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighed average exercise price $	Number of options exercisable
$0.25 - $1.00	4.64	682,500	0.25	682,500
$1.01 - $1.50	2.30	1,991,250	1.40	1,701,250
$1.51 - $2.00	0.76	115,000	1.80	100,000
$2.01 - $2.50	2.93	2,051,000	2.13	893,415
$2.51 - $2.75	1.90	71,250	2.75	35,000
	2.85	4,911,000	1.39	3,412,165

14. Share-based payments (continued):

(a) Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2014	2013
Exercise price	$2.23	$2.14
Share price	$1.88	$2.13
Dividend	–	–
Risk-free interest	1.11%	1.32%
Estimated life	2.49 years	4.04 years
Expected volatility	64.81%	71.48%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2014 is $0.67 (2013 - $1.14). There were no options granted to non-employees during the years ended February 28, 2014 and 2013.

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $3.77 (2013 - $2.44). The portion of services employees provided to the Corporation was estimated to be 49% of services provided to the group (2013 – 50%). Accordingly, stock-based compensation recognized under this plan amounted to $501,479 for the year ended February 28, 2014 (2013 - $977,690).

(b) Corporation equity incentive plan:

In May 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX Venture Exchange ("TSX") and the shareholders of Acasti. The plan was subsequently approved by the TSX and the shareholders' approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants of the group a total of 1,060,000 Restrictive Share Units (the "APO RSUs") under the Corporation Equity Incentive Plan. APO RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder's category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation's specific and global goals, but also on each holder's individual performance. The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $2.89 per unit.

Activities within the plan are detailed as follows:

	Number of RSU
Outstanding at March 1, 2013	–
Granted	1,060,000
Released	(259,249)
Forfeited	(25,750)
Outstanding at February 28, 2014	775,001

The portion of services employees provided to the Corporation was estimated to be 44% of services provided to the group. Accordingly, stock-based compensation recognized under this plan amounted to $745,556 for the year ended February 28, 2014.

14. Share-based payments (continued):

(c) Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Corporation. The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i) Neptune stock options:
During the year ended February 28, 2014, Neptune granted 1,640,000 Neptune stock options to group employees (2013 – 5,520,000). The options granted are vesting over a period of 18 months, subject to continued service. The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2014	2013
Exercise price	$3.11	$3.23
Share price	$2.94	$3.06
Dividend yield	–	–
Risk-free interest rate	0.50%	1.15%
Estimated life	1.99 years	2.71 years
Expected volatility	64.42%	65.18%

The weighted average of the fair value of the options granted to employees during the year is $0.84 per share (2013 - $1.15). The portion of services provided to the Corporation was estimated to be 18% of the total services provided to the group (2013 - 13%), representing stock-based compensation in the amount of $782,285 for the year ended February 28, 2014 (2013 - $663,484).

(ii) Neptune equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX and the shareholders of Neptune. The plan was subsequently approved by the TSX and the shareholders' approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, Neptune granted to board members, executive officers, employees and consultants of the group a total of 1,191,000 Restrictive Share Units ("RSUs") under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder's category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Neptune. Performance objectives are based in part on Neptune's specific and global goals, but also on each holder's individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $3.32 per unit.

The portion of services provided to the Corporation was estimated to be 30% of the total services provided to the group, representing stock-based compensation in the amount of $832,261 for the year ended February 28, 2014.

(iii) Neptune-owned NeuroBioPharm Inc. warrants:

During the year ended February 28, 2014, Neptune granted rights over 210,000 NeuroBioPharm Inc. Series 2011-2 warrants to group employees (2013 – 875,000). The rights granted are subject to continued service or having reached four years of continued service for directors. The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

14. Share-based payments (continued):

(c) Neptune stock-based compensation plan (continued):

(iii) Neptune-owned NeuroBioPharm Inc. warrants (continued):

	2014	2013
Exercise price	$0.78	$0.75
Share price	$0.10	$0.10
Dividend yield	–	–
Risk-free interest rate	0.76%	1.21%
Estimated life	2.38 years	2.95 years
Expected volatility	67.71%	73.30%

The weighted average of the fair value of the rights granted to employees during the year ended February 28, 2014 is $0.01 per share (2013 - $0.01). The portion of services those employees provide to the Corporation was estimated to be 50% of the total services they provide to the group (2013 - 49%), representing stock-based compensation in the amount of $2,182 for the year ended February 28, 2014 (2013 - $24,025).

(iv) Neptune-owned Acasti warrants:

During the years ended February 28, 2014 and 2013, no rights were granted over Neptune-owned Acasti warrants or shares to group employees. The rights granted in the year ended February 29, 2012 had a weighted average exercise price of $1.42 per share and are vesting gradually until February 10, 2015, subject to continued service or having reached four years of continued service for directors.

The portion of services those employees provide to the Corporation was estimated to be 100% of the total services they provide to the group (2013 - 88%), representing stock-based compensation in the amount of $1,471 for the year ended February 28, 2014 (2013 - $144,438).

(v) Neptune-owned NeuroBioPharm Inc. call-options:

During the year ended February 28, 2014, Neptune granted 1,925,000 call-options on NeuroBioPharm shares to group employees (2013 – 2,500,000). The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013
Exercise price	$1.00	$0.75
Share price	$0.10	$0.10
Dividend yield	–	–
Risk-free interest rate	1.26%	1.12%
Estimated life	2.45 years	2.89 years
Expected volatility	71.19%	64.71%

The weighted average of the fair value of the call-options granted to employees during the years ended February 28, 2014 and 2013 is negligible. The portion of services those employees provide to the Corporation was estimated to be 20% of the total services they provide to the group (2013 – 21%), representing stock-based compensation in the amount of $787 for the year ended February 28, 2014 (2013 - $390).

14. Share-based payments (continued):

(c) Neptune stock-based compensation plan (continued):

(vi) Neptune-owned Acasti call-options:

During the year ended February 28, 2014, Neptune granted 1,975,000 call-options on Acasti shares to group employees (2013 – 2,345,000). The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013
Exercise price	$3.00	$2.75
Share price	$2.89	$2.69
Dividend yield	–	–
Risk-free interest rate	1.26%	1.13%
Estimated life	2.45 years	2.89 years
Expected volatility	62.63%	82.25%

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2014 is $1.08 per share (2013 - $1.39). The portion of services those employees provide to the Corporation was estimated to be 36% of the total services they provide to the group (2013 – 26%), representing stock-based compensation in the amount of $562,407 for the year ended February 28, 2014 (2013 - $107,190).

(d) NeuroBioPharm Inc. Share Bonus plan:

In May 2013, the Board of Directors approved an equity incentive plan for group employees, directors and consultants of NeuroBioPharm Inc. which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm. The plan was subsequently approved by the Toronto Stock Exchange and the shareholders' approval was obtained on June 27, 2013 The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm Inc. granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan ("SBAs") to group employees. NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder's category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm's specific and global goals, but also on each holder's individual performance. The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the SBAs granted was $0.10 per unit.

The portion of services provided to the Corporation was estimated to be 29% of the total services provided to the group, representing stock-based compensation in the amount of $13,291 for the year ended February 28, 2014.

15. Loss per share:

The calculation of basic loss per share at February 28, 2014 was based on the net loss attributable to holders of Class A shares of the Corporation of $11,611,649 (2013 - $6,892,360) and a weighted average number of common shares outstanding of 84,368,933 (2013 – 72,754,436).

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

16. Income taxes:

Deferred tax expense:

	2014	2013
Origination and reversal of temporary differences	$ 1,932,370	$ 1,235,673
Change in unrecognized deductible temporary differences	(1,932,370)	(1,235,673)
Deferred tax expense	$ –	$ –

Reconciliation of effective tax rate:

	2014	2013
Loss before income taxes	$ (11,611,649)	$ (6,892,360)
Income tax at the combined Canadian statutory rate	$ (3,123,534)	$ (1,854,045)
Increase resulting from:		
Change in unrecognized deductible temporary differences	1,932,370	1,235,673
Non-deductible stock-based compensation	925,823	515,732
Non-deductible change in fair value	136,499	–
Permanent differences and other	128,842	102,640
Total tax expense	$ –	$ –

Unrecognized deferred tax assets:

At February 28, 2014 and 2013, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2014	2013
Tax losses carried forward	$ 3,295,000	$ 2,570,000
Research and development expenses	2,196,000	1,185,000
Property, plant and equipment and intangible assets	240,000	186,000
Other deductible temporary differences	594,000	40,000
Unrecognized deferred tax assets	$ 6,325,000	$ 3,981,000

16. Income taxes (continued):

As at February 28, 2014, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years' taxable income, were as follows:

	Federal	Provincial
Tax losses carried forward		
2029	$ 714,000	$ 714,000
2030	1,627,000	1,621,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	1,854,000	1,825,000
2034	3,751,000	3,751,000
	$ 12,279,000	$ 12,215,000
Research and development expenses, without time limitation	$ 7,550,000	$ 8,941,000
Other deductible temporary differences, without time limitation	$ 3,099,000	$ 3,099,000

17. Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation's exposure to risks arising from financial instruments, including credit risk, foreign currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a) Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation's credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2014, the Corporation has eight trade debtors (seven in 2013). Most sales' payment terms are set in accordance with industry practice. One customer represents 100% (one customer represented 97% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

17. Financial instruments (continued):

(a) Credit risk (continued):

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation's low credit loss experience will continue.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and 2013 were as follows:

		2014		2013
Current	$	196,010	$	185
Past due 0-30 days		–		–
Past due 31-120 days		24,006		174,860
Past due 121-180 days		177,682		2,945
Trade receivables		397,698		177,990
Less allowance for doubtful accounts		(2,570)		(2,570)
	$	395,128	$	175,420

The allowance for doubtful accounts is for customer accounts over 121 days past due. There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2014.

(b) Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation's revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

17. Financial instruments (continued):

(b) Currency risk (continued):

The following table provides an indication of the Corporation's significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014	February 28, 2013
	US$	US$
Cash	360,691	684,933
Short-term investments	15,504,707	–
Trade and other receivables	397,743	177,990
Trade and other payables	(260,218)	(81,849)
	16,002,923	781,074

The following exchange rates are those applicable to the following periods and dates:

	February 28, 2014		February 28, 2013	
	Average	Reporting	Average	Reporting
US$ per CAD	1.0466	1.1074	1.0098	1.0314

Based on the Corporation's foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28, 2014	February 28, 2013
	US$	US$
Increase in net profit	800,146	39,054

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

(c) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation's exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

17. Financial instruments (continued):

(d) Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2014 and 2013:

Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	February 28, 2014 More than 5 years
Trade and other payables	$ 1,171	$ 1,171	$ 1,171	$ –	$ –

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	February 28, 2013 More than 5 years
Trade and other payables	$ 707	$ 707	$ 707	$ –	$ –
Payable to parent corporation	1,210	1,210	1,210	–	–
Royalties payable to parent corporation	529	529	529	–	–
	$ 2,446	$ 2,446	$ 2,446	$ –	$ –

(e) Short-term investments

As at February 28, 2014, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments with maturity dates from May 8, 2014 to February 18, 2015, bearing an interest rate from 0.15% to 1.15% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 28, 2013, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have a maturity date of May 8, 2013, a weighted average interest rate of 1.21% and are cashable at any time at the discretion of the Corporation, under certain conditions.

18. Commitments:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation's gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $225,000 (initially $300,000, but reduced to $225,000 following Acasti's abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 - $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties' payable under the license.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX.

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon the issuance of class A shares. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset. The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs. The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $5,171,000, of which an amount of $3,559,000 has been paid to date. As at February 28, 2014, an amount of $261,000 is included in "Trade and other payables" in relation to these projects.

19. Determination of fair values:

Certain of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

- Level 1: defined as observable inputs such as quoted prices in active markets.
- Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

19. Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using level 3 inputs. The inputs used in the determination of the fair values of the warrant liabilities are disclosed in note 11(b).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $756,176 or a gain of $786,423 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 28, 2014 is presented in the following table:

	2014
Balance – beginning of year	$ –
Recognition of derivative warrant liabilities	10,674,045
Change in fair value of derivative warrant liabilities	507,430
Closing balance	$ 11,181,475

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

20. Capital management:

Since inception, the Corporation's objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by a public offering, a private placement, its parent corporation, from the exercise of warrants that were distributed to its parent corporation's shareholders, from a rights offering and from the issuance of options to employees. The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits.

The Corporation defines capital to include total shareholders' equity and derivative warrant liabilities.

The Corporation's policy is to maintain a minimal level of debt.

As of February 28, 2014, cash amounted to $675,490, short-term investments amounted to $23,025,951 and tax credits receivable amounted to $134,120, for a total of $23,835,561. During the year ended February 28, 2014, the Corporation obtained net proceeds of $972,177 from the exercise of previously issued warrants and options, $2,067,605 from the private placement and $21,953,200 from the public offering net of issue costs.

21. Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation's assets are located in Canada.

The Corporation's sales are attributed based on the customer's area of residence. All of the sales during the year ended February 28, 2014 were made to the United States. All of the sales during the year ended February 28, 2013, except for the sale made to Neptune in the amount of $41,000, were made to the United States.

During the year ended February 28, 2014, the Corporation realized sales amounting to $473,180 from one customer accounting for 94% of sales.

During the year ended February 28, 2013, the Corporation realized sales amounting to $640,975 from one customer accounting for 89% of sales.

22. Subsequent event:

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti. Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract. As of the date of the financial statements no agreement has been reached and an estimate of its financial effect cannot be made.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dr. Ronald Denis [1, 2, 3]
Chief of Surgery
Sacré-Cœur Hospital, Montréal
Chairman of the Board
President of the Corporate Governance Committee
President of the Compensation Committee

Henri Harland [1]
Businessman

Dr. Harlan Waksal [1]
Executive Vice-President, Business and Scientific Affairs of the Corporation

Jean-Claude Debard [1, 2, 3]
President
M Motors Automobiles France

Valier Boivin [1, 2, 3]
President
VMCAP Inc.
President of the Audit Committee

Dr. Reed V. Tuckson
Managing Director
Tuckson Health Connections, LLC

MANAGEMENT

Pierre Lemieux
Chief Operating Officer

Xavier Harland
Chief Financial Officer

Dr. Harlan Waksal, M.D.
Executive Vice-President, Business and Scientific Affairs

Dr. Fotini Sampalis
Chief Global Strategic Officer

SCIENTIFIC ADVISORY BOARD

Steven E. Nissen, MD, MACC

Jacques Genest, MD, CM, FRCP, FACC, FAHA

Ruth McPherson, MD, PhD

Jean Davignon, OC, GOQ, MD, MsC, FRCPC, FACP, FRSC, FACN, FAHA, FCAHS

Magdy M. Abdel-Malik, PhD

[1] Member of the Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee

INVESTOR AND SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTING

TSX Venture Exchange – Symbol: APO
NASDAQ – Symbol: ACST

INVESTOR RELATIONS

Xavier Harland
Chief Financial Officer
x.harland@acastipharma.com

John Ripplinger
Director Investor Relations
j.ripplinger@acastipharma.com

Financial information is available at:
www.sedar.com • www.sec.gov

HEAD OFFICE

Acasti Pharma Inc.
100 - 545 Promenade du Centropolis
Laval, Québec, Canada H7T 0A3
Phone: 450.686.4555
Fax: 450.686.2505
www.acastipharma.com
info@acastipharma.com

AUDITORS

KPMG LLP

Limited Liability Partnership
Chartered Accountants
1500 - 600 West, de Maisonneuve Blvd
Montréal, Québec, Canada H3A 0A3

ANNUAL MEETING

Shareholders are invited to attend the Annual and Special Meeting being held on Thursday, June 19, 201 at 13:30 p.m. local time at:

Hilton Montréal / Laval
2225 Autoroute des Laurentides
Laval, Québec, Canada H7S 1Z6

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
7th Floor, 1500 University Street
Montreal, Quebec, Canada H3A 3S8

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1

Computershare Trust Company NA
350 Indiana Street, Suite 800
Golden Colorado, USA 80401

service@computershare.com
Phone: 1.800.564.6253 / 514.982.7555
Fax: 1.888.453.0330 / 416.263.9394

Acasti Pharma

acastipharma.com